Exhibit 4.01

PROMISSORY NOTE

$1,000,000	January 25, 2012 Santa Barbara, California

FOR VALUE RECEIVED, the undersigned, Stratus Media Group, Inc., a Nevada corporation (“Borrower”), hereby unconditionally promises to pay to Isaac Blech, an individual (“Holder”), the principal sum of One Million Dollars ($1,000,000), together with interest at a rate of 0.19%, which is intended to be the Applicable Rate (as hereinafter defined) on the unpaid principal from time to time outstanding under this Note.  The “Applicable Rate” shall mean the short term “applicable federal rate” as set forth in Section 1274(d) of the Internal Revenue Code of 1986, as amended, as such rate is adjusted from time to time.

1.   Maturity.  Principal and accrued interest on this Note shall be due and payable in full on the earlier to occur of (a) 120 days from the date hereof or (b) the receipt by Borrower of net proceeds of One Million Dollars ($1,000,000) from a private placement of Borrower’s securities currently being conducted by the Company.

2.   Prepayment.  Borrower shall have the right to prepay this Note, in whole or in part, at any time and from time to time without penalty or premium.

3.   Application of Payments.  Each payment made under this Note shall be applied (a) first, to accrued and unpaid interest, and (b) second, to the principal balance of this Note.

4.   Representations and Warranties.  Borrower represents and warrants to Holder, as of the date hereof, as follows:

(a)   Borrower is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b)   Borrower has all requisite power and authority to enter into this Note and to consummate the transactions contemplated hereby.  This Note has been duly executed and delivered by Borrower and constitutes a valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(c)   The execution and delivery by Borrower of this Note does not and will not (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or (ii) give rise to a right of termination, cancellation, modification or acceleration of any liability or loss of any benefit under any (A) provision of the certificate of incorporation, bylaws, or similar governing documents of Borrower, (B) contract to which Borrower is a party or to which it or any of its assets is subject or bound, or (C) law.

(d)   No consent or order is required by or with respect to Borrower in connection with the execution and delivery of this Note by Borrower except for (i) filings and notices required under applicable securities laws and (ii) such other consents that if not obtained or made would not individually or in the aggregate reasonably be expected to have a material adverse effect on Borrower’s ability to fulfill its obligations hereunder.

5.   Withholding.  Notwithstanding any other provision hereof, (a) Borrower may withhold from any payment made hereunder any amount required to be paid to any tax authority in connection with such payment and (b) in the event Borrower has a withholding obligation with respect to a payment made other than in cash (a “Noncash Payment”), Holder shall, upon demand by Borrower, remit to Borrower an amount equal to such withholding obligation, which Borrower shall thereafter remit to the applicable tax authority, and such Noncash Payment shall be subject to such remittance.

6.   Default.  For purposes of this Note, the term “default” shall include any of the following:

(a)   The failure by Borrower to pay any amounts due under any of this Note on the stated due date;

(b)   A material breach by Borrower of any other term or provision of this Note or the Securities Purchase Agreement of even date herewith between Holder and Borrower, which breach continues for thirty (30) days;

(c)   The acceleration of any indebtedness of Borrower or any of its subsidiaries for borrowed money as a result of a default or breach of or under any agreement for such borrowed money;

(d)   Borrower or any of its material subsidiaries shall (i) make an assignment for the benefit of creditors or petition or apply to any tribunal for the appointment of a custodian, receiver or trustee for it or a substantial part of its assets, (ii) commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, (iii) have had any such petition or application filed or any such proceeding commenced against it that is not dismissed within ninety (90) days, (iv) indicate, by any act or intentional and purposeful omission, its consent to, approval of or acquiescence in any such petition, application, proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or a substantial part of its assets, or (v) suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of ninety (90) days or more;

(e)   Borrower or any of its material subsidiaries shall adopt a plan of merger, consolidation, liquidation or dissolution, or the charter thereof shall expire or be revoked; or

(f)   The entry against Borrower or any of its subsidiaries of a judgment or decree in excess of Two Hundred Fifty Thousand Dollars ($250,000) which has become nonappealable and has remained undischarged, unsatisfied by insurance and unstayed for more than twenty (20) days, whether or not consecutive.

Upon any default, Holder may, at its option, accelerate repayment of this Note, in which case the entire principal amount outstanding under this Note, all interest accrued thereon, and all other amounts owing hereunder shall be due and payable immediately.  If there shall occur a default described in subparagraph (d), the entire principal amount outstanding under this Note, and interest accrued thereon, and all other amounts owing hereunder shall be immediately due and payable without any action by Holder.

Holder shall have a full right of offset for any amounts due upon such a default against any amounts payable by Holder to Borrower.

7.   Notices.  Any notice from Holder to Borrower shall be delivered in writing, by registered or certified United States mail (postage prepaid and return receipt requested) or by reputable overnight delivery service, to Borrower at Stratus Media Group, Inc., 3 East de la Guerra Street, Second Floor, Santa Barbara, California 93101 (or to any other address that Borrower may subsequently give to Holder in the foregoing manner).  Any such notice from Holder that is sent to Borrower in the foregoing manner shall be deemed to have been delivered three (3) days after deposit in the United States mail or one day after delivery to an overnight delivery service.

8.   Waivers.  Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest, notice of default and any and all lack of diligence or delay by Holder in the collection or enforcement of this Note.  Holder shall not be deemed to have waived any right or remedy that it has under this Note or applicable law unless it has expressly waived the same in writing or unless this Note expressly provides a period of time in which the right or remedy must be exercised.  The waiver by Holder of a right or remedy shall not be construed as a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.

9.   Miscellaneous.

(a)   If any provision of this Note is determined by an arbitrator or a court of competent jurisdiction to be invalid, illegal or unenforceable, that provision shall be deemed severed from this Note, and the validity, legality and enforceability of the remaining provisions of this Note shall remain in full force and effect.

(b)   If Holder ever receives any interest payment on this Note in excess of the maximum interest permitted by applicable law, such excess amount shall, at Holder’s option, be applied to the reduction of the unpaid principal balance of this Note or returned to Borrower.

(c)   This Note shall be governed by the internal laws of the State of New York without giving effect to conflict-of-law principles.  Borrower and Holder consent to the jurisdiction of the federal and state courts that are located in New York County, New York, for purposes of an action that is brought to enforce this Note.

(d)   No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(e)   All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(f)   Time is of the essence hereof.  Immediately upon any default hereunder, Borrower may exercise all rights and remedies provided for herein and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

10.   Successors and Assigns.  This Note may be assigned or transferred by Holder to any person.  Borrower may not assign or transfer this Note or any of its rights or obligations hereunder without the prior written consent of Holder.  This Note shall inure to the benefit of, and be binding upon, the parties and their permitted assigns.

11.   WAIVER OF JURY TRIAL.  BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED IN CONRACT, TORT, OR ANY OTHER THEORY.

12.   Costs of Enforcement.  Borrower will, upon demand, pay to Holder the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of its counsel, which Holder may incur in connection with the enforcement or collection of this Note.  Until so paid, any amounts payable hereunder shall be added to the principal amount of this Note and shall bear interest at the rate provided under this Note.

IN WITNESS WHEREOF, Borrower has executed and delivered this Note as of the date first written above.

Stratus Media Group, Inc. By: /s/ Paul Feller Name: Paul Feller, Chief Executive Officer